February 5, 2018

VIA EDGAR CORRESPONDENCE

John Dana Brown

Sonia Bednarowski

Office of Transportation and Leisure

United States Securities Exchange Commission

Washington D.C. 20549

Re:	Giggles N’ Hugs, Inc.
Registration Statement on Form S-1
Filed September 1, 2017 and amended January 9, 2018
File No. 333-220302

Dear Mr. Brown and Ms. Bednarowski:

This letter sets forth the responses of Giggles N’ Hugs, Inc. (with its subsidiaries, the “company”) to the comments contained in your letter, dated February 1, 2018, relating to the above-referenced registration statement (the “Registration Statement”). The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold text below, and the responses of the company are set forth in plain text immediately following each comment.

The company will submit, via EDGAR, Amendment No. 2 to the Registration Statement (“Amendment No. 2”) incorporating the changes discussed below in response to the Staff’s comment letter.

Executive Compensation, page 61

1. Please update your executive and director compensation to reflect data for the last completed fiscal year. Refer to Question 117.05 of the Compliance and Disclosure Interpretations for Regulation S-K.

We have updated our executive and director compensation to reflect data for the last completed fiscal year.

Please contact the undersigned should you have further questions or comments.

Sincerely,

Libertas Law Group, Inc.

/s/ Ruba Qashu

cc: Mr. Joey Parsi, Chief Executive Officer